UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-36053

Expro Group Holdings N.V.

(Expro Ltd, as successor by merger to Expro Group Holdings N.V.)

(Exact name of registrant as specified in its charter)

1311 Broadfield Blvd., Suite 400

Houston, Texas 77084

(713) 463-9776

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, €0.06 nominal value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0*

* As previously disclosed, on July 13, 2026, Expro Group Holdings N.V., a public limited liability company previously organized under the laws of the Netherlands (“Expro N.V.”), completed its previously announced redomiciliation transaction pursuant to which (a) Expro N.V. merged with and into Expro Luxembourg S.A., a public limited liability company incorporated under the laws of Luxembourg (“Expro Luxembourg”), with Expro Luxembourg surviving (the “Luxembourg Merger”), and (b) following completion of the Luxembourg Merger, Expro Luxembourg merged with and into Expro Ltd, an exempted company incorporated under the laws of the Cayman Islands (“Expro Ltd”), with Expro Ltd continuing as the surviving company (together with the Luxembourg Merger, the “Mergers”). In the Mergers, each share of common stock, nominal value €0.06 per share, of Expro N.V. (“Expro N.V. Common Shares”) issued and outstanding immediately prior to the Mergers was automatically canceled and ultimately exchanged for one ordinary share, par value $0.0001 per share, of Expro Ltd (“Expro Ltd Ordinary Shares”), and, as a result, the former shareholders of Expro N.V. automatically became shareholders of Expro Ltd, holding the same number and percentage of Expro Ltd Ordinary Shares as they held of Expro N.V. Common Shares immediately prior to the Mergers.

Pursuant to Rule 12g-3(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Expro Ltd is the successor issuer to Expro N.V., Expro Ltd Ordinary Shares are deemed to be registered under Section 12(b) of the Exchange Act, and Expro Ltd is subject to the periodic and current reporting requirements of the Exchange Act and the rules and regulations promulgated thereunder. This Form 15 relates solely to the reporting obligations of Expro N.V. under the Exchange Act, and does not affect the reporting obligations of Expro Ltd, which is the successor to Expro N.V. under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Expro Ltd, as successor by merger to Expro Group Holdings N.V., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: July 24, 2026	EXPRO LTD as successor by merger to Expro Group Holdings N.V.

	By:	/s/ John McAlister
	Name:	John McAlister
	Title:	General Counsel